Exhibit 21.1

Subsidiary of Enviva Partners, LP	State of Incorporation

Enviva, LP	Delaware

Enviva Pellets Amory, LLC	Delaware

Enviva Pellets Ahoskie, LLC	Delaware

Enviva Materials, LLC	Delaware

Enviva Port of Chesapeake, LLC	Delaware

Enviva Pellets Northampton, LLC	Delaware

Enviva Pellets Southampton, LLC	Delaware

Enviva Pellets Perkinston, LLC	Delaware

Enviva Pellets Wiggins, LLC	Mississippi

Enviva Pellets Cottondale, LLC	Delaware